Exhibit 99.1

Harry Winston Diamond Corporation reports Diavik Diamond Mine First Quarter 2012 Update

TORONTO, April 17, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the first calendar quarter of 2012, Diavik produced 1.60 million carats from 0.5 million tonnes of ore processed.  Diamonds recovered in the 2012 first quarter was higher by approximately 19% compared to the same quarter of the prior year due to improved grades. In the first quarter of 2011, a higher proportion of mud-rich A-418 type B ore was processed which reduced the overall grade.   Ore production for the first calendar quarter consisted of 0.1 million carats produced from 0.04 million tonnes of ore from the A-154 South kimberlite pipe, 0.2 million carats produced from 0.10 million tonnes of ore from the A-154 North kimberlite pipe and 1.2 million carats produced from 0.39 million tonnes of ore from the A-418 kimberlite pipe. Also included in production for the calendar quarter was an estimated 0.08 million carats from reprocessed plant rejects ("RPR"). Average grade increased to 3.0 carats per tonne in the first calendar quarter from 2.8 carats per tonne in the comparable quarter of the prior year. The increase in average grade was primarily the result of the production of RPR in the current calendar quarter.

A mine plan and budget for calendar 2012 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company.  The plan for calendar 2012 foresees Diavik Diamond Mine production of approximately 8.3 million carats (100% basis) from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore. Open pit mining of approximately 1.0 million tonnes is expected to be exclusively from A-418. Underground mining of approximately 1.0 million tonnes is expected to be sourced equally from the A-154 South and A-154 North kimberlite pipes. Included in the estimated production for calendar 2012 is approximately 1.0 million carats from RPR and 0.1 million carats from the implementation of an improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production.

Based on the Company's sales during the first quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Ore Type	February and March 2012 Average Price per Carat (in US dollars)
A-154 South	$160
A-154 North	$205
A-418 A Type Ore	$145
A-418 B Type Ore	$100
RPR	$55

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:21e 17-APR-12